Exhibit 99.52

MAVERIX METALS ANNOUNCES RECORD PRODUCTION AND REVENUE FOR THE SECOND QUARTER 2018

August 23, 2018, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is pleased to announce its operating and financial results for the second quarter ended June 30, 2018.

For complete details please refer to the Financial Statements and associated Management Discussion and Analysis for the quarter ended June 30, 2018, available on SEDAR (www.sedar.com) or the Company’s website (www.maverixmetals.com).

All dollar amounts are in Canadian dollars unless otherwise indicated.

Second Quarter 2018 Highlights

•                  Record revenue of $8.5 million;

•                  Operating cash flow of $5.4 million, excluding changes in non-cash working capital(1);

•                  Adjusted net income of $0.4 million(1);

•                  Record attributable gold equivalent ounces sold of 5,017 ounces(1);

•                  Average cash cost per attributable gold equivalent ounce of $186 resulting in cash operating margins of $1,504 per ounce(1);

•                  Completed the acquisition of a significant portfolio of 51 royalties from Newmont Mining Corporation (“Newmont”) and its affiliates for consideration of 60 million common shares, 10 million common share purchase warrants and a gross cash payment of US$17 million; and

•                  Secured a new US$50 million revolving credit facility with Canadian Imperial Bank of Commerce and National Bank Financial.

“Maverix had a strong first half of 2018 highlighted by record revenue and attributable gold equivalent production this quarter” commented Dan O’Flaherty, President and CEO of Maverix. “We were also pleased to complete our acquisition of a significant royalty portfolio from Newmont in the second quarter and we remain focused on using our increased financial capacity to continue to expand our growing royalty portfolio”.

Outlook

Based on its existing royalties and streams, the Company continues to forecast attributable gold equivalent production of between 18,000 – 19,000 ounces for 2018, a 50% – 60% increase over 2017.

Select Royalty Asset Updates

•                  Silvertip: Coeur Mining (“Coeur”) reported that operating activities at the Silvertip Mine in British Columbia are ramping up with processing rates averaging 300 tonnes per day in July and periodically exceeding 500 tonnes per day. Coeur made capital expenditures during the quarter of US$19.0 million (including US$4.7 million of capitalized drilling) in development and process facility commissioning, bringing first half capital expenditures to US$37.7 million. Commercial production at Silvertip is expected to commence during the third quarter.

Coeur also announced the results of the first phase of its 2018 drill program. The 44,500 metre drill program successfully discovered several new mineralized zones which Coeur believes demonstrates strong potential for future resource growth. Given the success of this initial program, Coeur has approved and commenced a US$4 million second phase focused on expanding resources and testing prospective targets located on the mine’s 93,000 acre land package.

For more information refer to www.coeur.com and see the press release dated July 25, 2018.

•                  Hope Bay: TMAC Resources Inc. (“TMAC”) reported record gold poured of 25,970 ounces at Hope Bay, up 38% from the first quarter due to improved plant recoveries. TMAC is planning the installation of six gravity concentrators and a number of other improvements throughout the remainder of the year that are designed to drive recoveries up to 90% in the fourth quarter. As well, TMAC announced that the Nunavut Impact Review Board has recommended to the Minister of Crown-Indigenous Relations and Northern Affairs Canada that TMAC’s proposed Madrid-Boston Project at Hope Bay be permitted to proceed.

For more information refer to www.tmacresources.com and see the press release dated August 13, 2018.

(1) Maverix has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including adjusted net income, average cash cost per attributable gold equivalent ounce, cash operating margin and operating cash flow excluding non-cash working capital. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS figures, please see the following descriptions or the Company’s current Management Discussion and Analysis disclosure found on the Company’s website or on SEDAR. Adjusted net income is calculated by excluding the effects of other income/expenses, impairment charges, gains/(losses) on sale of royalty and streams and unusual non-recurring items. Average cash cost per attributable gold equivalent ounce is calculated by dividing the total cost of sales, less depletion, by the ounces sold. Cash operating margin is calculated by subtracting the average cash cost per ounce from the average realized selling price per ounce of gold. The Company’s royalty revenue is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty revenue for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams (individually and collectively referred to as “Attributable Gold Equivalent”) equal total Attributable Gold Equivalent ounces sold. Operating cash flows excluding changes in non-cash working capital is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. Note these figures have not been audited and are subject to change.

About Maverix

Maverix is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to the gold price and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:      info@maverixmetals.com

Website:  www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.